May 29, 2007

Petie Parnell Maguire
President
Good Earth Land Sales Company
200 Central Avenue, Suite 2200
St. Petersburg, Florida 33701

Re: Good Earth Land Sales Company
      Amendment No. 2 to Form SB-2
      Filed on May 15, 2007
      File No. 333-139220

Dear Ms. Maguire:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We have read and considered your response to comment one. Please tell us how you have complied with Item 310(g) of Regulation S-B as it requires that a registration statement can not be declared effective later than the 134th day after the latest balance sheet date.

Operating History; Need for Additional Capital, page 17

2.   We reissue comment 5 in part. Please revise to more fully describe the estimated cost of your expansion plan and the cost of each step that you will take to implement such plan.

Competitive Factors, page 21

3.   We note your response to comment 7. Please revise to disclose whether the noted clients are your clients or whether they are the clients of Ms. Maguire.

Plan of Distribution, page 9

4.   In this section, you state that your "selling security holders are underwriters in accordance with the 1933 Securities Act." Please advise us as to why you are identifying your selling security holders as underwriters. If your selling security holders are in fact underwriters, please revise your disclosure to note that they must sell their securities at a fixed price and to note that the selling security holders may not rely on Rule 144 in selling their securities. If the selling security holders are not underwriters, please revise your disclosure as necessary.

Recent Sales of Unregistered Securities, page II-1

5.   We note your response to comment 10. We note your disclosure that your investors were not sophisticated but that they were "educated and informed concerning small investments, such as the $3.00 investment in our Company." Please tell us whether your investors had access to the same kind of information about your company that would appear in an SEC registration statement and whether they were able to comprehend and evaluate such information so as to enable you to rely on Section 4(2) of the Securities Act of 1933. Otherwise, please identify another exemption from registration on which you may have relied or provide us with an analysis as to why you were not required to register this offering.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yolanda Crittendon, Accountant, at (202) 551-3472 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3495 with any other questions.

Sincerely,

Elaine Wolff
Legal Branch Chief

cc: Diane Harrison, Esq.